WHY WE OPPOSE THE CURRENT TERMS OF THE MERGER OF MDC PARTNERS AND STAGWELL

Indaba Capital Management LP

JUNE 2021

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ABOUT INDABA

Indaba is the largest independent shareholder of MDC Partners, with voting interests equal to nearly 15% of the interests of unaffiliated shareholders

- Based in San Francisco, Indaba was founded in 2010 and invests in corporate equity and debt

- Indaba has a long history of investing across MDC's capital structure and supporting the Company's management team

- We privately conveyed our concerns regarding the proposed combination with Stagwell and spent months engaging with the Special Committee and Mark Penn, MDC's Chief Executive Officer and Stagwell's Managing Partner

- Unfortunately, MDC appears intent on pushing through the poorly-structured merger with high pressure tactics in spite of direct feedback from its largest independent investors, which is why we publicly disclosed our intent to vote against the transaction at the June 22nd Special Meeting of Shareholders

> **Indaba believes the deal's current terms do not provide anything close to fair consideration for shareholders and urges the Special Committee to reflect upon its obligations to all MDC shareholders**

WHY WE OPPOSE THE MERGER

Indaba strongly opposes the MDC and Stagwell merger because it does not provide *fair* value to all shareholders

We have urged the Special Committee to closely reconsider the deal for the following reasons:

REASON #1	REASON #2	REASON #3	REASON #4
Concerning and clearly outdated fairness opinion acknowledges that transaction terms are unappealing for shareholders except for Stagwell	Offer places no value on MDC's public company structure, revenue and cost synergies, and the benefits of Net Operating Losses ("NOLs")	Transaction terms do not offer a meaningful control premium and precedent transactions show MDC was not shopped	Egregious conflicts of interest given that Mr. Penn runs both MDC and Stagwell



REASON #1: TRANSACTION POORLY-RECEIVED BY MARKET

Market reaction to the transaction's terms reinforces that the deal is unappealing for shareholders other than Stagwell

- MDC has significantly lagged its peers since the evaluation of the combination with Stagwell was first announced – its enterprise value has increased far less since Stagwell's deal was agreed in principle on October 6, 2020 (13.3% v. 36.4%)

- Demonstrating how poorly shareholders other than Stagwell view the transaction terms, MDC's shares closed at $5.15 on June 7, 2021, <u>very near the bottom of the fairness opinion's value range of $4.70-7.40 per share</u>

- Since the fairness opinion was issued on December 21, 2020, an index of comparable public advertising companies' enterprise values have increased by 16.3% through close of trading on June 7, 2021, while <u>MDC's performance lagged that index by -5.8%</u>

- In the filing, MDC acknowledges that *"[s]ome of MDC's directors and executive officers have interests in seeing the Proposed Transactions completed that may be different from, or in addition to, those of other MDC Canada Shareholders."*

Advertising Agency Changes in Enterprise Value*

June 26, 2020: Special Committee formed to review non-binding proposal
October 6, 2020: Deal in Principle reached
December 22, 2020: Deal reached

Source: MDC Partners Form S-4, filed February 8, 2021. Form 8-K filed October 6, 2020 (Link).
*Data runs through the close of trading on June 7, 2021.

REASON #1 (CONT.): OUTDATED FAIRNESS OPINION

The fairness opinion is outdated given it was commissioned in late 2020; we are approaching a post-pandemic world and the market has changed dramatically

- The Special Committee's fairness opinion's findings and value range reflect a pandemic-ravaged environment rather than an economy in recovery

- The value of Stagwell's proposal is overly dependent on its opaque estimate for 2021 Adj. EBITDA, which appears to overstate the political segment contribution and create meaningful uncertainty as to the value of acquiror's currency

    o Stagwell's results in 2020 were driven by its political segment, which outperformed given the highly contested and unusual 2020 elections

- Potential bridge to 2021E Adj. EBITDA of $138 million will require significant growth in other segments, even in a case where Stagwell's political segment significantly outperforms its previous off-election year performance

Stagwell Adj. EBITDA ($mm)	2018		2019		2020		1Q21	
	$mm	%share	$mm	%share	$mm	%share	$mm	%share
Digital - Marketing	$25	35%	$37	37%	$45	31%	$11	48%
Digital - Content	4	5	22	23	(0)	0	(2)	-8
Research - Technology	14	20	15	15	12	8	4	15
Research - Corporate	7	10	9	9	7	5	3	11
Political (Communications, Public Affairs, and Advocacy)	21	29	18	18	79	55	8	34
All Other	4	5	0	0	5	3	1	2
(-) Corporate	(3)	-5	(2)	-2	(4)	-3	(1)	-2
Total Adj. EBITDA	$70	100%	$99	100%	$143	100%	$24	100%

REASON #2: OFFER DISREGARDS TRUE VALUE OF MDC

It appears Stagwell's offer places no value on MDC's public company structure, revenue, cost synergies and the benefits of NOLs sufficient value based on implied EBITDA multiples

Advertising Agency EV/EBITDA Multiples		
Agency	EV/2021E EBITDA	EV/2022E EBITDA
WPP PLC	6.2x	5.7x
The Interpublic Group of Companies	10.4	10.0
Omnicom Group	8.6	8.3
Publicis Groupe	6.2	6.0
Average	7.9x	7.5x
MDC Partners Inc	7.3x	6.8x
Relative Valuation	-7.6%	-9.9%

In our view, these assets are of significant value to Stagwell

Source: Bloomberg Consensus and MDC Guidance. 2022E EBITDA is from Canaccord projection. As of close of trading on June 7, 2021.

INDABA

REASON #3: TERMS DO NOT OFFER A MEANINGFUL CONTROL PREMIUM

The lack of a meaningful control premium is problematic and highly unusual given the egregious conflicts of interest at play and the form of consideration offered – shares of a private company unknown to the market

MDC's shares still trade at a significant discount to precedent transactions provided by Canaccord* that could yield powerful synergies and offerings

Discount to Precedent Transactions

	MDCA/Stagwell	EV/Adj. EBITDA	Avg. TEV / LTM EBITDA of Precedent Transactions	Implied Discount to Transaction Comps
Based on market price as of close on June 7, 2021: $5.15	2019 Adj. EBITDA ($174mm)	8.2x		(29.9)%
	2020 Adj. EBITDA ($177mm)	8.1x	**11.7x**	(31.1)
	2021E Adj. EBITDA ($195mm)	7.3x		(37.5)

If anything, the combination likely warranted a greater control premium from the start in light of the fact that MDC was not openly shopping before reaching a deal with Stagwell

*Canaccord Opinion from proxy. See appendix for details. As of close of trading on June 7, 2021.

8

REASON #4: EGREGIOUS CONFLICTS OF INTEREST

Despite MDC's claims that the Special Committee was formed to "mitigate the conflict of interest," Mr. Penn runs both MDC and Stagwell and each of the four director candidates put forth by Stagwell have clear connections to Mr. Penn

- We believe that Mr. Penn has all the incentives to root for Stagwell, not MDC, with regards to the terms of the pending transaction
- Filings show that Mr. Penn stands to receive 75% of the carried interest in Stagwell's fund
- MDC's Chief Executive Officer and Chairman of the Board has the ability to personally make a fortune from this combination's terms, which favor his overriding interests
- We believe this significant conflict should cause the Special Committee to reconsider the deal's terms and re-focus on upholding its fiduciary duties
- The complete lack of independence of Stagwell's new director designees only further proves that the Special Committee is not helping mitigate conflicts of interest

> ***Incentive Arrangements***
>
> Messrs. Penn and Leveton each hold, directly or indirectly, carried interest in Stagwell, which may entitle Messrs. Penn and Leveton to a portion of any payments received by Stagwell, which portion is dependent on the amount of such payments and the terms of the limited partnership agreement of Stagwell governing distributions. The carried interest held by Messrs. Penn and Leveton, expressed as a percentage of all carried interest in Stagwell, is equal to 75% and 7.5%, respectively. Mr. Leveton's interests are held through a management holding company, Stagwell Media Management HoldCo LLC.

Source: MDC Partners Form S-4, filed February 8, 2021.

IT APPEARS MDC IS MISREPRESENTING THE FACTS TO SHAREHOLDERS

We believe an impartial review of the facts shows that MDC is trying to push through a conflict-ridden and poorly-structured merger that does not provide appropriate value to all shareholders

MDC'S MISREPRESENTATIONS	THE FACTS
x MDC has "consulted internally and with our investors" […] "don't be misled by crafty hedge funds"	✓ Indaba is a long-term investor in MDC and the largest independent shareholder with voting interests equal to nearly 15% of the interests of unaffiliated shareholders – we have not yet received a call from Mr. Penn or a member from the Special Committee to discuss the proposed merger since filing our 13D
x "At least two of the [four Stagwell Directors…] pursuant to the Transaction Agreement shall be independent"	✓ None of the Stagwell Directors appear truly independent – each has professional ties to Mr. Penn*
x "…since the day Stagwell proposed this combination, MDC's stock has increased four-fold"	✓ As fundamental investors, we focus not on share price performance but on change in enterprise value compared to peers – the fact is that MDC performance has lagged an index of comparable public advertising companies' enterprise values by -13.3% since Stagwell proposed this combination on June 26, 2020
x "Nearly 10,000 jobs and careers have hung in the balance for almost a year and now is the time for shareholders to come together to approve this value-creating and much-needed combination"	✓ Mr. Penn's suggestion that MDC employees' careers are in jeopardy if this deal is not approved is false – MDC is stable and its agencies are recovering from the pandemic, as evidenced by the recent United Airlines win

Source: June 6, 2021 Letter (Link); MDC Form 8-K June 7, 2021 (Link); June 7, 2021 Press Release (Link); June 26, 2020 - see link to PR.
*See Appendix for details on Mr. Penn's professional ties to the four Stagwell directors.

CONCLUSION: INDABA COULD SUPPORT A COMBINATION WITH STAGWELL IF IT INCLUDED TERMS PROVIDING ADEQUATE VALUE TO ALL SHAREHOLDERS

- We believe that management has done an impressive job navigating the pandemic and driving improvements at MDC, but this is not a justification for the Special Committee to essentially rubberstamp the anti-MDC shareholder terms

- We urge the Special Committee to reassess MDC's value as we firmly believe that Stagwell can afford to adequately compensate shareholders

We firmly believe a reasonable pro forma ownership for shareholders should be in a range of <u>37.5-40%</u>, not the <u>less than 30%</u> proposed

THANK YOU

ir@indabacapital.com

APPENDIX

MARKETING AND ADVERTISING PRECEDENT TRANSACTIONS – CANACCORD FAIRNESS OPINION

Announce Date	Target	Acquiror	TEV / LTM EBITDA
Mar-20	**Huntsworth**	Clayton, Dubilier & Rice	10.8x
Oct-19	**Firewood Marketing Inc.**	S4 Capital	13.2
Jul-19	**Wellcom Worldwide**	INNOCEAN Worldwide, Inc.	9.6
Jul-19	**Kantar**	Bain Capital	8.2
Apr-19	**Epsilon Data Management**	Publicis Groupe	9.1
Apr-19	**Droga5**	Accenture	12.0
Dec-18	**MightyHive**	S4 Capital	13.5
Jul-18	**MediaMonks**	S4 Capital	18.3
Jul-18	**Acxiom**	IPG	13.9
Jul-18	**Giant Creative Strategy**	Huntsworth PLC	11.4
Apr-18	**Instrument**	MDC Partners	9.4
Oct-17	**Asatsu-DK**	Bain Capital	13.0
May-17	**Havas**	Vivendi SA	9.8
Sep-16	**Penton Media, Inc.**	Informa PLC	11.1
Jul-15	**Chime Communications**	Providence - WPP Consortium	12.9
Dec-14	**Vision7**	BlueFocus Communications	9.0
Nov-14	**Sapient**	Publicis Groupe	16.1
Sep-14	**Conversant**	Alliance Data Systems	10.6
May-13	**Acquity Group**	Accenture Holdings	12.4
Dec-12	**Arbitron**	Nielsen Holdings	10.2
Sep-12	**LBi**	Publicis Groupe	11.9
Jul-12	**Aegis**	Dentsu	12.0
Average			**11.7x**

Source: Canaccord Opinion; page 186 of proxy.

NONE OF THE FOUR STAGWELL DIRECTORS ARE TRULY INDEPENDENT – EACH HAS PROFESSIONAL TIES TO MR. PENN

- Paul Richardson served on the Board of WPP plc when Mr. Penn sold his research firm Penn Schoen Berland to WPP plc in 2001

- Rodney Slater served in President Clinton's administration during the two terms that Mr. Penn served as a senior advisor and pollster to President Clinton
  - In 2000, *The Washington Post* concluded that no pollster had ever become "so thoroughly integrated into the policymaking operation" of a presidential administration as had Penn

- Brandt Vaughan (2001-2014) and Mr. Penn (1990s-2015) had overlapping tenures at Microsoft and served as key strategic advisors to Bill Gates for nearly three decades

- Mr. Vaughan is currently the COO and CIO of the Ballmer Group, which was co-founded by Steve Ballmer
  - Mr. Ballmer is one of Stagwell's core investors and an individual Mr. Penn has advised for years

- Charlene Barshefsky has been a member of MDC's Board of Directors since 2019 (where Mr. Penn serves as CEO) and abstained from voting on or participating in any deliberations with respect to the transaction because she was initially nominated to the MDC Board by Stagwell

Further information about each designee is below:

- **Paul Richardson**, age 63, is a business executive who served as Group Finance Director (Chief Financial Officer) and member of the Board of Directors of WPP plc from 1996 until his retirement in May 2020. During his tenure at WPP, Mr. Richardson was responsible for the company's worldwide functions in finance, information technology, procurement, property, treasury, taxation, internal audit and sustainability. Mr. Richardson was also an independent director of WPP AUNZ from 1999 to 2020. Mr. Richardson is a chartered accountant and fellow of the Association of Corporate Treasurers. Mr. Richardson's deep industry experience and knowledge of strategy, finance, and operations are key qualifications for the Combined Company Board. Mr. Richardson resides in New York, New York.

- **Rodney Slater**, age 66, is a partner in the law firm Squire Patton Boggs LLP since 2001 practicing in the areas of transportation, infrastructure and public policy. Previously, Secretary Slater served as the U.S. Secretary of Transportation from 1997 to 2001 and as the Administrator of the Federal Highway Administration from 1993 to 1997. Secretary Slater has served as a director of Verizon Communications since 2010 and as a director of Kansas City Southern since 2001. He also served as a director of Transurban Group from 2009 to 2018 and Atkins plc from 2011 to 2014. Secretary Slater is also expected to join the board of directors of EVgo upon the closing of its previously announced business combination with Climate Change Crisis Real Impact I Acquisition Corporation. Secretary Slater's significant leadership and strategic planning experience in the public and private sectors and perspectives on strategic partnerships, risk management, compliance, and legal issues are key qualifications for the Combined Company Board. Secretary Slater resides in Washington, D.C.

- **Brandt Ashley Vaughan,** age 54, is Chief Operating Officer and Chief Investment Officer of Ballmer Group, where he manages its operating, public and private equity investing and philanthropic investing across a range of assets including the Los Angeles Clippers and LA Forum. Prior to joining Ballmer Group in 2014, Mr. Vaughan led enterprise-wide strategic planning and analysis for Microsoft. In addition, he served as Chief Financial Officer for Microsoft's centralized marketing and business development functions and had a range of financial management roles over a more than decade-long career at Microsoft. Mr. Vaughan is on the Board of Directors for One Community, Second Spectrum and the L.A. Clippers Foundation. Mr. Vaughan's deep experience and knowledge of strategy, finance, and operations are key qualifications for the Combined Company Board. Mr. Vaughan resides in Seattle, Washington.

- **Charlene Barshefsky**, age 70, has been a member of MDC's board of directors since 2019 and is Chair of Parkside Global Advisors, a position she has held since April 2021. Prior to this, she was a Senior International Partner at WilmerHale, a multinational law firm based in Washington, D.C., from 2001 through March 2021. At WilmerHale, Ambassador Barshefsky advised multinational corporations on their market access, regulatory, investment and acquisition strategies in major markets across the globe. Prior to joining WilmerHale, Ambassador Barshefsky was the United States Trade Representative (USTR) and a member of President Clinton's Cabinet from 1997 to 2001 and Acting and Deputy USTR from 1993 to 1996. As the USTR, she served as chief trade negotiator and principal trade policymaker for the United States and, in both roles, negotiated complex market access, regulatory and investment agreements with virtually every major country in the world. Ambassador Barshefsky serves on the boards of directors of the American Express Company and the Estee Lauder Companies and is a member of the board of trustees of the Howard Hughes Medical Institute. She is also a member of the Council on Foreign Relations. Ambassador Barshefsky served on the boards of directors of Intel Corporation from 2004 to 2018 and Starwood Hotels & Resorts from 2004 to 2016. Ambassador Barshefsky's distinguished record as a policymaker and negotiator, ability to assess regulatory risks, as well as exceptional Board director experience for some of the world's most respected consumer companies across a range of sectors focused on digital innovation are key qualifications for the Combined Company Board. Ambassador Barshefsky resides in Washington, D.C.

Source: MDC Form 8-K June 7, 2021 (Link)